EXHIBIT 99.1

# AMARC EXTENDS 2026 EXPLORATION PROGRAM AT THE DUKE DISTRICT:

## INITIATES DRILLING PROGRAM AT ESTABLISHED PORPHYRY COPPER-GOLD TARGETS

**November 11, 2026, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF; FSE: AQ5)** and Boliden Mineral Canada Ltd. ("Boliden") have initiated drilling to follow-up on copper-gold ("Cu-Au") targets confirmed by exploration surveys completed in 2026 at the DUKE Copper-Gold District ("DUKE District" or "District") in central British Columbia ("BC"). The extended exploration program is fully funded by Boliden as part of the DUKE Joint Venture (see Amarc release April 2, 2026).

The 808 km$^2$ DUKE District is located 80 km northeast of Smithers within the Babine Region, a well mineralized porphyry Cu-Au belt in BC, hosting the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Cu-Au Morrison deposit owned by a third party. Notable infrastructure is in place to service the former mines and the forestry and mineral exploration industries, including an extensive network of forest roads across the DUKE District (see Figure 1).

*Figure 1: DUKE Cu-Mo-Au-Ag District Located in the Prolific Cu-Au Babine Region with Key Infrastructure*

To-date, systematic and extensive DUKE District programs (see Figure 2) have substantially expanded the DUKE Cu-Mo-Au-Ag Deposit to an area measuring 900 x 600 metres which remains open to expansion. These exploration programs have further revealed the potential for the development of a porphyry Cu-Au district while efficiently screening out less prospective areas (see Amarc release July 2, 2025).

*Figure 2: DUKE Cu-Mo-Au-Ag Deposit[1] - Drilling has Discovered, Expanded and Identified Significant Resource Potential*

Exploration surveys completed earlier in the 2026 season included:

- 45 line-km of Induced Polarization ("IP") ground geophysics
- 19 line-km of Audio-Magnetotellurics ground geophysics
- 235 soil grid geochemical samples
- Biogeochemical sampling
- Gaseous Elemental Mercury geochemical sampling
- 400 km$^2$ of LiDAR[2]-derived surficial geology mapping to refine understanding of surficial geochemical sampling

The 2026 drill program is designed to test a series of porphyry Cu-Au deposit-scale targets defined and/or refined by the 2026 geophysical, geochemical, and geological surveys. Targets identified for drill testing include those along the southeast trending NAK-DUKE magnetic corridor which features evenly-spaced, recurring clusters of magnetic anomalies at repeated 6 km intervals (see Amarc release April 2, 2026, see Figure 3). The DUKE Deposit is located approximately 6 km southeast of American Eagle's promising NAK Cu-Au Deposit (see American Eagle website https://americaneaglegold.ca).

[1] Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Ag US$24.00/oz and Au US$1,800.00/oz and conceptual recoveries of: Cu 85%, Au 72%, Ag 67% and Mo 82%.

[2] LiDAR (Light Detection And Ranging) uses laser pulses to calculate distances, capture precise measurements and measure ranges to create 3D information about a specific area and its characteristics.

*Figure 3: DUKE District - Structural Periodicity Along the Southeast Trending NAK-DUKE Magnetic Corridor*

**About Amarc Resources Ltd.**

Amarc is a mineral exploration and development company led by a management team with a 40-year track record of generating strong shareholder value through the discovery and development, and the successful transaction of long life, high value copper and/or gold deposits both in British Columbia and on the global stage. Through its association with Hunter Dickinson Inc. ("HDI"), a diversified, global mining company, members of Amarc's team have been associated with 39 discoveries or projects significantly advanced, 14 of which have been mined or are currently in production, with more to come.

Amarc is advancing the JOY, DUKE and IKE Districts located in prolific porphyry regions of northern, central, and southern BC, all of which are in proximity to key industrial infrastructure – including power, highways, and rail. Each District represents significant potential for the discovery and development of multiple and important-scale, porphyry copper±gold deposits. The JOY and DUKE Districts have attracted more than CAD$144 million in strategic partner funding to-date, from two highly sophisticated industry participants: Freeport McMoRan Minerals Properties Canada Inc., a wholly owned subsidiary of Freeport-McMoRan, a foremost global copper producer, at JOY (see Amarc releases May 12, 2021 and May 29, 2025), and Boliden Mineral Canada Ltd. ("Boliden"), an entity within Boliden Group, a multi-national Swedish metal provider primarily focused on zinc and copper, at DUKE (see Amarc releases November 22, 2022 and April 2, 2026).

The JOY District hosts the metal-rich AuRORA Gold-Copper Deposit, discovered in 2024, which stands to be the key to the development of not only the District but to the entire Toodoggone Region. The JOY District is also host to multiple other historical deposits, discoveries and deposit targets. The DUKE District, and the DUKE Deposit, are located in the Babine region, one of BC's most prolific porphyry copper-gold belts that includes the past producing Bell and Granisle mines and the advanced stage Morrison deposit, held by third parties. The IKE District hosts two known copper±gold deposits open for drill expansion and multiple deposit-scale targets ready for drill discovery.

Amarc has only just begun to tap the full potential of its three districts and is unlocking shareholder value through its well-funded discovery focused exploration, a highly disciplined approach to development and by consistently working to develop close partnerships with governments, communities, Indigenous groups and other stakeholders.

**Qualified Person**

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information contained in this news release. Mr. Rebagliati is not independent of the Company.

To ensure you receive timely updates on Amarc's progress, please be sure to subscribe to our email news alerts.

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 4603, Email: DianeNicolson@hdimining.com
Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com
Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson
President and CEO

**Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.**

## Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

*Figure 1: DUKE Cu-Mo-Au-Ag District Located in the Prolific Cu-Au Babine Region with Key Infrastructure*


DUKE
District
• Key Infrastructure Already in Place
• Extensively Derisked
• Working to Establish Another Important BC Porphyry Cu-Au District
Takla Landing
DUKE District Joint Venture
Amarc/Boliden
Fort Babine
NAK
American Eagle
South32/Teck
DUKE Deposit
Morrison
Hearne
Amarc
Bell
Glencore
Granisle
Glencore
Granisle
Forestry Camp
To Prince Rupert
Smithers
To Fort St. James
To Prince George
118
Legend
DUKE Deposit
Deposit target
Hearne Deposit
Claim Outline
Town
Highways
Gravel Roads
Ferry
Railway
Hydro Power Transmission Line
Pipeline (Pacific Northern Gas Ltd.)
Third Party Project
Forestry Camp
Park
N
10 Kilometres

*Figure 2: DUKE Cu-Mo-Au-Ag Deposit[1] - Drilling has Discovered, Expanded and Identified Significant Resource Potential*


DUKE
Deposit
Drilling has Discovered, Expanded and Identified Significant Resource Potential at the DUKE Deposit
DUKE Offset
DUKE Deposit
93 m of 0.29% CuEQ[1]
30 m of 0.47% CuEQ
208 m of 0.26% CuEQ
84 m at 0.16% CuEQ
126 m of 0.52% CuEQ within 542 m of 0.33% CuEQ
69 m of 0.28% CuEQ within 214 m of 0.24% CuEQ
12 m of 0.16% CuEQ
31 m of 0.18% CuEQ, 95 m of 0.13% CuEQ, 74 m of 0.18% CuEQ and 36 m of 0.20% CuEQ
309 m of 0.42% CuEQ within 557 m of 0.36% CuEQ
56 m of 0.40% CuEQ within 113 m of 0.35% CuEQ
30 m of 0.44% CuEQ within 203 m of 0.28% CuEQ
82 m of 0.41% CuEQ within 169 m of 0.33% CuEQ
110 m of 0.38% CuEQ and 30 m of 0.39% CuEQ
89 m of 0.33% CuEQ within 211 m of 0.25% CuEQ
66 m of 0.10% CuEQ
71 m of 0.45% CuEQ and 104 m of 0.38% CuEQ
48 m of 0.34% CuEQ
15 mV/V
South Grenfell Fault
Legend
DUKE JV Drill Hole
Historical Drill Hole
Faults
IP Chargeability (mV/V)*
70
15
0
Notes:
1. For assay results see Amarc releases June 15, 2023, June 25, 2024 and April 2, 2026.
* Historical IP Pole – Dipole; 100 m depth a = 100 m (most lines).
N
500 Metres

*Figure 3: DUKE District - Structural Periodicity Along the Southeast Trending NAK-DUKE Magnetic Corridor*


DUKE
District
Structural periodicity along the SE trending NAK-DUKE magnetic corridor
Targets C6 and M4 display a continuation of this recurring pattern and remain to be explored
NAK Deposit
~6 km
DUKE Deposit
C6 Target
~6 km
M4 Target
~6 km
Legend
DUKE Property Boundary
Exploration Target Area
Known Deposit Footprint
Total Magnetic Intensity
Low
High
Note:
NAK Deposit owned by a third party. TMI data for NAK from https://apps.nrs.gov.bc.ca/pub/aris/Report/34934.pdf/
N
5 Kilometres